Exhibit 99.6

GLOBAL DEVELOPMENT ENGINEERING COMPANY LIMITED

Charter of the Compensation Committee of the Board of Directors

I.	PURPOSE

The primary function of the Compensation Committee (the “Committee”) is to assist the Board of Directors (the “Board”) of GLOBAL DEVELOPMENT ENGINEERING COMPANY LIMITED (the “Corporation”) in fulfilling its responsibility to the shareholders with regard to oversight and determination of executive compensation and the Corporation’s compensation, philosophy, objectives and policies. The Committee shall also oversee compensation and benefits policies, strategies, and pay levels necessary to support the Corporation’s objectives and make recommendations regarding major compensation plans, policies and programs of the Corporation.

II.	COMPOSITION

The Committee shall be composed of at least three members of the Board, one of whom shall serve as Chairperson. Except as otherwise permitted by the applicable relevant stock exchange rules and any other regulatory requirements, each member of the Committee shall be an “independent director” as that term is determined pursuant to Rule 10A-3 of the Securities Exchange Act of 1934 (as such requirements may be modified or supplemented from time to time). The members of the Committee shall be recommended by the Nominating and Corporate Governance Committee and elected by the Board and serve until their successors shall be duly elected and qualified or until their earlier death, resignation or removal from the Committee. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. The Board may, pursuant to the bylaws, remove a member of the Committee provided that the Board must, at all times, assure that the Committee will have a Chairperson and sufficient members to satisfy the requirements set forth above relating to the number and qualifications of Committee members.

III.	MEETINGS

The Committee shall meet as frequently as necessary, but not less than three (3) times a year. Minutes of all Committee meetings shall be properly recorded. An agenda for each meeting shall be prepared and whenever reasonably practicable, the meeting agenda as well as the minutes of the previous Committee meeting shall be distributed to the Committee members prior to each meeting.

IV.	RESPONSIBILITIES AND DUTIES

The Committee shall have the responsibility and authority to:

1.	In conjunction with the Board and/or the Nominating and Corporate Governance Committee of the Board, as appropriate, (i) review and approve the goals and objectives with respect to compensation for the Chief Executive Officer, (ii) evaluate the Chief Executive Officer’s performance in light of the established goals and objectives.

2.	Set the Chief Executive Officer’s compensation, including but not necessarily limited to salary, bonus, incentive and equity compensation and special or supplemental benefits.

3.	In conjunction with the Board and/or the Nominating and Corporate Governance Committee of the Board, as appropriate, oversee (i) the establishment of goals and objectives with respect to compensation for the named executive officers, and (ii) the Chief Executive Officer’s evaluation of the performance of the named executive officers in light of their established goals and objectives.

4.	Set the named executive officer’s compensation, including but not necessarily limited to salary, bonus, incentive and equity compensation and special or supplemental benefits.

5.	Review and approve compensation programs for the non-employee members of the Board.

6.	Review and oversee the Corporation’s policies relating to the compensation of its employees generally.

7.	Administer the stock plans of the Corporation (other than with respect to stock option grants to members of the Board, which shall be considered by the entire Board or granted in accordance with any previously determined automatic formula grants) in accordance with the terms of such plans and to grant and issue, or recommend the grant and issuance of, awards thereunder, including stock options, stock units, restricted stock and stock appreciation rights, to executive officers of the Corporation.

8.	Review the Corporation’s incentive compensation and other benefit plans and practices and recommend changes in such plans and practices to the Board.

9.	Administer the other compensation plans that may be adopted from time to time as authorized by the Board, including any Corporation employee stock purchase plan.

10.	As appropriate, approve the grants of stock options and other equity or long-term incentives to employees (under the Corporation’s option plans or otherwise), make recommendations to the Board with respect to incentive-compensation plans and equity-based plans.

11.	Select, evaluate and retain the Corporation’s independent compensation consultant, if any, and pre-approve the fees and other compensation to be paid to the independent compensation consultant for their services.

12.	Review and discuss with management the annual Compensation Discussion and Analysis (CD&A) disclosure regarding named executive officer compensation and, based on this review and discussions, recommend the inclusion of the CD&A disclosure in the Corporation’s annual public filings.

13.	Prepare the Compensation Committee report required by applicable laws and regulations for inclusion in the Corporation’s annual public filings.

14.	Review the Corporation’s significant controls, policies and procedures in connection with the assessment and management of enterprise risk in the areas of compensation of directors and employees, and coordinate with the Corporation’s management and internal auditing department to ensure that effective programs are in place to monitor compliance with applicable policies and procedures.

15.	Evaluate the Committee’s performance annually.

16.	Maintain minutes of Committee meetings and periodically report to the Board on significant results of the foregoing activities.

17.	Administer the Clawback Policy.

18.	Perform such other activities and functions as may be assigned to it from time to time by the Board.

V.	POLICIES AND PROCEDURES

1.	Action. A majority of the members of the Committee shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also meet by telephone or video conference. The Chairperson will preside, when present, at all meetings of the Committee. The Committee may also act by unanimous written resolution signed by all members in lieu of a meeting.

2.	Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Corporation to meet with the Committee or any advisors engaged by the Committee.

3.	Consultants and Advisors. The Committee shall have the authority to retain, at the Corporation’s expense, special legal, accounting or other consultants or experts the Committee deems necessary to carry out its duties. The Corporation shall, at all times, make adequate provision for the payment of all fees and other compensation approved by the Committee to any consultants or experts employed by the Committee and for the payment of administrative expenses of the Committee that are, in the Committee’s discretion, necessary or appropriate in carrying out its duties.

4.	Charter. The Committee shall review and reassess the adequacy of this Charter at least annually, and more frequently as conditions dictate, and propose any amendments to the Charter as it deems necessary or appropriate.